As filed with the U.S. Securities and Exchange Commission on November 13, 2015
 Registration No.  333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts
___________________

KB Financial Group Inc.
(Exact name of issuer of deposited securities as specified in its charter)

n/a
(Translation of issuer's name into English)

The Republic of Korea
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

4 New York Plaza, Floor 12, New York, NY, 10004
Telephone (800) 990-1135
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
____________________

Kookmin Bank, New York Branch
565 Fifth Avenue, 24th Floor
New York, New York 10017
 (212) 697-6100
 (Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Scott A. Ziegler, Esq. Ziegler, Ziegler & Associates LLP
570 Lexington Avenue, Suite 2405 New York, New York 10022 (212) 319-7600
It is proposed that this filing become effective under Rule 466
☐	immediately upon filing
☐	on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box.  ☐

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares, each representing one share of common stock of KB Financial Group Inc.	50,000,000 American Depositary Shares	$0.05	$2,500,000	$251.75
(1)	Each unit represents one American Depositary Share.
(2)
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR”) included as Exhibit A to the form of Fifth Amended and Restated Deposit Agreement filed as Exhibit (a) to this Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET
Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(a) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(b) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(c) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18
(d) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(e) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(f) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(g) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(h) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(i) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6 and 8
(j) Limitation upon the liability of the depositary	Articles number 14, 18, 21 and 23
3. Fees and Charges	Articles number 7 and 8

Item - 2.  Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a)
Form of Deposit Agreement. Form of Fifth Amended and Restated Deposit Agreement dated as of           , 2015 among KB Financial Group Inc., JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all Owners and Holders from time to time of American Depositary Receipts issued thereunder (the "Deposit Agreement"), including the Form of American Depositary Receipt, is filed herewith as Exhibit (a).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. Not applicable.

Item 4.  UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A. on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on November 13, 2015.

Legal entity created by the Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Gregory A. Levendis
Name: Gregory A. Levendis
Title: Executive Director

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, KB Financial Group Inc. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the Republic of Korea on November 13, 2015.

KB Financial Group Inc.

By:	/s/ Jong Hee Yang
Name: Jong Hee Yang Title: Deputy President

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jong-Hee Yang, Deputy President, his or her true and lawful attorney-in-fact, with full power of substitution and resubstitution, to sign in his or her name, place and stead, in any and all capacities, any or all amendments (including post-effective amendments) to this Registration Statement and any and all documents in connection therewith, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or any substitute or substitutes of such attorney-in-fact, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons on November 13, 2015, in the capacities indicated.

SIGNATURES

/s/ Young Hwi Choi	/s/ Jong Kyoo Yoon
Young Hwi Choi Non-executive Director Chairman of the Board of Directors	Jong Kyoo Yoon Chairman and Chief Executive Officer Executive Director (Principal Executive Officer)

/s/ Woon Youl Choi	/s/ Hong Lee
Woon Youl Choi Non-executive Director	Hong Lee Non-standing Director

/s/ Suk Ryul Yoo	/s/ Jong Hee Yang
Suk Ryul Yoo Non-executive Director	Jong Hee Yang Deputy President (Principal Financial and Accounting Officer)

/s/ Michael Byungnam Lee
Michael Byungnam Lee Non-executive Director

/s/ Jae Ha Park
Jae Ha Park Non-executive Director

/s/ Eunice Kyonghee Kim
Eunice Kyonghee Kim Non-executive Director

/s/ Jong Soo Han
Jong Soo Han Non-executive Director

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of KB Financial Group Inc., has signed this Registration Statement or amendment thereto in New York, NY, on November 13, 2015.

(Authorized U.S. Representative)

By:	/s/ Hyun Kie Cho
	Name:	Hyun Kie Cho
	Title:	General Manager Kookmin Bank, New York Branch

INDEX TO EXHIBITS

Exhibit Number
(a)	Form of Fifth Amended and Restated Deposit Agreement.
(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.